Caledonia Mining Corporation

Second Quarter Report: 2005

2005 SECOND QUARTER HIGHLIGHTS

Barbrook Gold Mine

  Gold production increased by 85% to 1,712 ounces of gold, (Q1: 925 ozs.) following continued metallurgical plant improvements which have increased gold recoveries by 25%.

  An expansion of the Metallurgical plant to treat 15,000 tonnes per month is currently being designed.  Construction is scheduled to start prior to September 30 and expected to take 3 to 4 months.  The cost estimate will be released one the design has been finalized.

  The decision on the construction of a Biox® plant will be deferred until this plant expansion is completed and has been assessed.

  Economic gold grades have been intersected in the Taylors ore body between 10 and 7 levels in an area previously considered not to host mineralization.

  Senior Management changes including the appointment of Patrick Smith as the Mine Manager.

Exploration

  Drilling commenced on the Grasvally platinum property in May, with three drill rigs in operation and 3,192 meters drilled during the quarter.

  The planned drilling programs on the Rooipoort platinum property have been completed with 1,227 meters drilled during the quarter.

  Reconnaissance mapping commenced at the Eersteling Gold Project in June to follow-up results from the recent geophysical survey.

  Testing by Mintek of the ore from the Nama "A" anomaly was largely completed; a small amount of test work to optimize the overall cobalt recoveries and concentrate grades will be completed during the third quarter.

  Approval from the Environmental Council of Zambia for an amendment to the existing Environmental Brief to allow pilot plant operations at the Nama Cobalt Project

Corporate

  During June Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market ("AIM"), ticker symbol "CMCL", and placed a small float of shares into the AIM market in conjunction with a financing.

  The financing on AIM raised £1.57 million (Cdn$3.54 million) before expenses.

  A Letter of Intent was signed with a cobalt refinery for the long-term supply of cobalt concentrate from the Nama Project, on condition that the testwork and commercial process is satisfactory.

  Discussions with a number of large cobalt end-users in progress.

2005 OBJECTIVES and ACHIEVEMENTS

2005 Objectives	Achievements to end June 2005
Return the Barbrook Gold Mine in South Africa to economic gold production	Increased gold production by 85% in the second quarter. Economic gold production expected during third quarter
Continue developing additional reserves/resources at the Barbrook Mine	Development during the quarter was focused on opening up the ore bodies for mining, and for the development of additional ore reserves.
Obtain the Prospecting Rights for the Grasvally portions of the Rooipoort Platinum Exploration Project	Obtained the Prospecting Rights for Grasvally, drilling commenced in May and 1,227 metres of drilling completed during the second quarter on Grasvally

2005 Objectives	Achievements to end June 2005
Complete the feasibility studies of installing a Biox® bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook and commence construction

Final Biox testwork ongoing on the "carbon free" concentrate. Finalization of this testwork during the third quarter will allow final Plant Design to be completed for the Project costing to be updated. Biox decision will be postponed until the Plant Expansion to 15,000 tonnes per month can be assessed.  Ultra fine-milling testwork in progress and results expected during August.  DMS proved not to be viable.

Identify the platinum resource on the Rooipoort and Grasvally properties which form the Rooipoort Platinum Exploration Project in South Africa

Commenced modeling of the deposit based on the drilling results to produce grade tonnage and percentage waste curves in order to develop insitu mineable values for the various scenarios. This should form the basis for reporting an "inferred resource" i.e. potentially economic based on the mining and processing criteria.

  From the existing exploration information and the recently completed high resolution airborne Geophysics and Soil Chemical Programs identify and drill possible extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas

Geophysical and geochemical programs completed and confirmation reconnaissance mapping commenced in June. Induced polarization survey over identified drill targets will commence during the third quarter.

Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing	Further testwork continued at Mintek. Reinterpretation of the airborne geophysical data was commenced and completed during July. A number of as yet untested areas have been identified for follow-up.
Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective

Signed Letter of Intent with a Refinery and preliminary testwork commenced by the Refinery.  An amendment to the existing Environmental Brief to allow pilot plant operations has been approved by the Environmental Council of Zambia

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia	Discussion ongoing with various interested parties
Expand the Board of Directors to address ongoing Corporate Governance requirements	Rupert Pardoe joined the Board as non-executive Chairman and the various Board Committees were restructured accordingly
Implement succession plans for senior executive and operational staff	Succession plan developed and successfully implemented
Strengthen the Investor Relations and Public Relations functions	Appointed BuckBias as Caledonia’s IR and PR consultants for all markets.
List Caledonia on the London Stock Exchange Alternative Investment Market with an issue of new shares to support the activities required to meet these objectives	Caledonia successfully listed on AIM on June 27

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the audited 2004 consolidated annual financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom is a member of management.  This Committee meets with management to ensure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

 (“Signed”)

(“Signed”)

 S. E. Hayden

M.D. Tombs

 President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

CALEDONIA MINING CORPORATION

June 30, 2005

Management’s Discussion and Analysis

Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in Caledonia’s Annual Report for 2004 and in the First Quarter 2005 Report.  Where no comments are made, there are no updates to report since the publication of the First Quarter Report on May 16, 2005.

OPERATIONAL REVIEW

Barbrook Mines Limited

Production improvements continued during the second quarter. Tonnage milled during the quarter totaled 18,582 grading 4.80 g/t; (Q1: 12,643 tonnes grading 4.71 g/t). Gold production increased by 85% to 53 Kg (1,712 ounces) compared to 29 Kg (925 ounces) in the first quarter and gold recovery increased by 25% to 60%, compared to 48% in the first quarter.

During the quarter the three-deck Deister table was replaced with a newly refurbished unit, modifications were made to the flash-float cells and to the crushing plant to increase throughput, and to the pre-oxidation Aachen units to improve RIL gold recovery.

The Dense Media Separation (DMS) tests on the Barbrook ore were completed at Mintek during the quarter and the results indicate that DMS processing will not be viable.

The mining sequence unfortunately necessitated that a lower than average grade block of ore was mined during June adversely affecting the feed grade to the plant.  The mining sequence required that mining continued in this area during July and August when it is expected that better grade material will be recovered.

Underground development on the west side of the French Bob zone has followed a mineralized structure through an area previously considered not to be payable for approximately 50 meters.  A second level is also being developed and is showing economic mineralized continuity both along strike and up dip in this zone.  Further west, the development will access an area above a previously mined stoping block and is expected to confirm continuity over the 300 meter strike length.

These additional stoping blocks provide the flexibility required to increase the planned mined tonnage.  To accommodate this, Caledonia plans to expand the existing metallurgical plant at Barbrook from 7,000 to 15,000 tonnes per month.  The design of this expanded facility is being finalized and will incorporate the present circuit and the installed 1,300 kW primary mill.  Construction of the plant expansion is expected to start late in the third quarter.  In view of this expansion project, the decision on whether further recovery improvements and improved economics can be attained by the construction of a ‘whole-plant Biox®’ metallurgical process has been deferred until after the expanded plant is operational in early 2006 and its recoveries can be quantified.

In order to strengthen management in South Africa, various management changes were made. Patrick Smith was appointed Mine Manager at Barbrook at the end of April.  Mr. Smith, who is a mining engineer, has experience as mine manager and as project manager in the South African mining industry including several years experience in greenstone mines.

Barbrook Mines Ltd. – Production Results 2nd Quarter
		2005	2004
Ore mined	Tonnes	21,507	7,247
Development advance	Meters	656	476
Ore milled	Tonnes	18,582	3,986
Grade milled	g/t	4.80	5.80
Gold sold	Ounces	1,777	44

*Not audited by an independent qualified person.	Reserves (Proven and Probable)			Resources (Measured and Indicated)
	Tonnes	Grade(g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Reported 31 Dec. 2004	236,147	5.95	45,175	1,704,455	4.70	257,330
Mined *	15,759	5.46	2,766	11,200	3.52	1,268
Added *	37,880	6.05	7,368	4,800	5.50	840
Estimated at 30 June 05 *	258,268	5.99	49,777	1,698,055	4.71	256,902

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended June 30, 2005 Caledonia recorded an operating loss of $1.4 million ($0.005 per share) compared with an operating loss of $1.4 million ($0.005 per share) in the same quarter of 2004 and an operating loss of $1.2 million ($0.006 per share) in the same period in 2003.

The net loss after all expenses, increased amortization charges as a result of a change in application of the amortization policy (see Note 3), ongoing exploration and assay costs, Nama test work costs, and unrealized exchange losses (see Note 3) was $3.3 million ($0.011 per share) for the quarter ended June 30, 2005. Previously reported results, which excluded amortization, were a net loss of $1.4 million ($0.005 per share) during the same period in 2004 and a net loss of $1.4 million ($0.006 per share) in the same quarter of 2003.

Financing

On June 27, 2005 Caledonia listed on the AIM market of the London Stock Exchange, with the ticker symbol "CMCL".  In conjunction with the listing Caledonia completed a Private Placement of 34,888,888 shares and raised £1.57 million (Cdn$3.54 million) before expenses. The funds raised will primarily fund ongoing exploration at the Rooipoort and Grasvally Platinum Exploration Projects, together with capital expenditures and general operating costs.

EXPLORATION AND PROJECT DEVELOPMENT

Eersteling Gold Exploration Project, South Africa

Reconnaissance confirmation mapping of the Eersteling area commenced in June and is continuing.  A number of targets have been identified for follow-up work, particularly to the east along strike of the Doreen reef and west along strike of the Girlie/Pienaar reefs.  This work is incorporating results from the airborne geophysical survey completed in January and gold-in-soil geochemistry from samples collected from December 2004 to March 2005, as well as a review of previous work done on the property in the 1980-90’s.

Rooipoort Platinum Exploration Project, South Africa

The third and fourth phases of drilling were completed with a total of 1,227 meters drilled during the quarter.  As previously reported, the fourth phase was focused on the northern part of the property, where recent results show that the mineralization occurs in an apparently thicker sequence of the Lower Mafic Unit. This drilling has now shown that the apparent thickening is as a result of strike fault duplication as interpreted from the aeromagnetic data.

Compilation of data for determination of an initial mineral resource on the Rooiport property is in progress and results of this study and an independent review thereof is scheduled for completion in the third quarter.  Assay results for all the holes drilled to date, but not yet reported, will be announced together with this resource announcement.

Grasvally Platinum Exploration Project, South Africa

Three drills were mobilized on the 341.9 hectares Grasvally property which directly adjoins the southern boundary of the Rooipoort property in mid-May, soon after the Prospecting Right was received from the Department of Minerals and Energy.

In all 3,192 meters were drilled on the Grasvally property during May and June.  A total of eight holes will complete this drilling program.  Assay results are awaited. It is expected that this program will be completed during the third quarter, at which time compilation and determination of an initial mineral resource and an independent review of the drilling results will be conducted.

Eric Roodt B.Sc (Hons), Pr.Nat.Sci., Senior Geologist is the Qualified Person for the Eersteling, Rooipoort and Grasvally Exploration Projects.

Nama Cobalt Project, Zambia

Testing by Mintek, South Africa, of the higher grade ore from the Nama "A" anomaly was largely completed during the quarter.  A small amount of test work remains to optimize the overall cobalt recoveries and concentrate grades, which will be completed during the third quarter.

Caledonia has signed a Letter of Intent with a large cobalt refinery as the first step towards an agreement for the long-term supply of cobalt concentrates from Nama. The refinery is conducting preliminary metallurgical testwork on ore and concentrate samples recovered from the "A" anomaly at Nama.  This work is expected to be completed during the third quarter.  Provided that a commercial process is satisfactory, the details of the long-term offtake agreement will then be finalized and a pilot plant will be built as soon as practical at Nama with technical assistance from the refinery.

A re-interpretation of the airborne geophysics was completed during July and has identified hitherto untested areas for further exploration and improved the understanding of the structural control over the mineralization on the properties.

Caledonia is now planning to take bulk samples from anomalies "B", "C" and "D" and is developing an exploration program for the licence area.

An amendment to the existing Environmental Brief to allow pilot plant operations has been approved by the Environmental Council of Zambia.

An independent review of earlier geophysical surveys was commenced during the quarter and is continuing.  Results are expected in the third quarter.  Following this an independent resource estimate will be initiated.

Discussions are being held with a number of other large cobalt end-users regarding long terms offtake agreements.

Kikerk Lake Diamond Project, Canada

Results from all 361 heavy mineral samples collected in 2004 were received in June.  The joint-venture partners have approved a $500,000 exploration program for 2005 which will include heavy mineral sampling, geophysical surveying and diamond drilling.  This program will commence during the third quarter.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at June 30, 2005 the following securities were outstanding:

336,001,174 common shares.

16,498,000 common share purchase options at an average price of $0.21 maturing at various dates until February 1, 2015.

22,694,091 common share purchase warrants exercisable at a price of $0.55 per share until October 26, 2005.

4,538,818 financing agents’ common share purchase warrants exercisable at a price of $0.55 until October 26, 2005

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

          June 30,

            December 31,

(Unaudited)

2005

       2004

Assets

Current
Cash and short term deposits	2,482	6,470
Accounts receivable	599	316
Inventories	839	508
Prepaid expenses	3	187
	3,923	7,481
Investment at cost	79	79
Capital assets	7,141	7,158
Mineral properties	10,859	8,948
	22,002	23,666

Liabilities and Shareholders’ Equity
Current
Accounts payable	1,252	1,062

Provision for site restoration	397	423
	1,649	1,485

Shareholders’ Equity
Share capital (note 1)	176,470	173,304
Contributed surplus	548	480
Compensation warrants	321	321
Deficit	(156,986)	(151,924)
	20,353	22,181
	22,002	23,666

On behalf of the Board:

(“Signed”)

Director

F. C. Harvey

(“Signed”)

Director

J. Johnstone

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

     Three month period ended June 30,

  Six month period ended June 30,

(Unaudited)

      2005

       2004

      2003

       2005

      2004

      2003

Deficit, beginning	(153,710)	(143,670)	(127,657)	(151,924)	(141,945)	(127,449)
Net (loss) for the period	(3,276)	(1,435)	(1,406)	(5,062,)	(3,160)	(1,614)
Deficit, end of period	(156,986)	(145,105)	(129,063)	(156,986)	(145,105)	(129,063)

Consolidated Statements of Operations

(in thousands of Canadian dollars except per share amounts)

     Three month period ended June 30,

  Six month period ended June 30,

(Unaudited)

  2005

 2004

2003

2005

 2004

 2003

Revenue and operating costs
Revenue from sales	965	30	-	1,446	170	53
Operating costs	2,393	1,396	1,232	4,141	2,711	1,304
Operating profit (loss)	(1,428)	(1,366)	(1,232)	(2,695)	(2,541)	(1,251)

Costs and expenses
General and administrative	728	660	258	1,224	959	628
Interest	5	88	44	5	135	64
Other expense (income) (Note 3)	1,115	(679)	(128)	1,138	(462)	(329)
	1,848	69	174	2,367	632	363

(Loss) before non-controlling interest	(3,276)	(1,435)	(1,406)	(5,062)	(3,173)	(1,614)
Non-controlling interest	-	-	-	-	(13)	-
Net (loss) for the period	(3,276)	(1,435)	(1,406)	(5,062)	(3,160)	(1,614)

Operating (loss) per share (Note 2)
Basic and fully diluted	($0.005)	($0.005)	($0.006)	($0.009)	($0.009)	($0.006)
Net (loss) per share (Note 2)
Basic and fully diluted	($0.011)	($0.005)	($0.006)	($0.017)	($0.011)	($0.007)

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

     Three month period ended June 30,

   Six month period ended June 30,

(Unaudited)

       2005

      2004

         2003

     2005

          2004

                    2003

Cash provided by (used in)

Operating activities
Operating (loss) for the period	(1,428)	(1,366)	(1,232)	(2,695)	(2,541)	(1,251)

   Other costs and expenses and non-controlling interests

                     (1,848)

                 (69)

                (174)

                      (2,367)

                                             (619)

                         (363)          (363)

Adjustments to reconcile net cash from operations (note 4)	326	(682)	0	518	(592)	18

Changes in non-cash working capital Balances (note 4)	(99)	(169)	(67)	(242)	(157)	(336)

(3,049)	(2,286)	(1,473)	(4,786)	(3,909)	(1,932)

Investing activities
Expenditures on capital assets	(69)	(927)	(10)	(256)	(1,114)	(194)
Expenditures on mineral properties	(956)	(496)	(45)	(2,112)	(679)	(1,081)
	(1,025)	(1,423)	(55)	(2,368)	(1,793)	(1,275)

Financing activities
Loan payable		-	(5)		-	(44)
Issue of share capital net of issue costs (Note 1)	3,166	4,885	9	3,166	14,167	2,520
	3,166	4,885	4	3,166	14,167	2,476

Increase (decrease) in cash for the period	(908)	1,176	(1,524)	3,988	8,465	(731)
Cash and cash equivalents, beginning of period	3,390	11,468	2,657	6,470	4,179	1,864
Cash and cash equivalents, end of period	2,482	12,644	1,133	2,482	12,644	1,133

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                                                                                                                                  For the six months ended June 30, 2005, 2004 and 2003

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated (all 100% owned) subsidiaries are Barbrook Mines Limited ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds

Inventories

Inventories are stated at the lower of cost, which is determined on the first-in, first-out basis, and net realizable value.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(Unaudited)

                                                                     For the six months ended June 30, 2005, 2004 and 2003

Revenue Recognition

Revenue from the sale of precious metals is recognized when the benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated useful life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook continues to undertake activities to re-establish commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of reserve tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.  Barbrook continues to undertake activities to re-commence commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003. (Of the 31,225 tonnes processed during the six month period to June 30, 2005, 15,759 were from published reserves at December 31, 2004 with the balance from other sources, including development.)

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable ore reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

 Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(Unaudited)

                                                                      For the six months ended June 30, 2005, 2004 and 2003

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of any agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

current assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates; and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.  Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income.

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations”. This standard requires that a liability be recognized for retirement obligations to be settled as a result of an existing law, regulation, or contract.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

                                                                                                                              For the six months ended June 30, 2005

1.

Share Capital

Authorised:

An unlimited number of common shares

An unlimited number of preference shares

a

    Issued – Common Shares

	Number of Shares	Amount (000’s)
Balance, December 31, 2004	301,112,286	$173,304
Issued June 2005	34,888,888	3,166
Balance June 30, 2005	336,001,174	176,470

                     Issued – Preference Shares

Nil

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at June 30, 2005, the Company had 16,498,000 common share options outstanding at an average price of $0.21 maturing at various dates until February 1, 2015

Share Purchase Warrants

The Company has 27,232,909 share purchase warrants outstanding exercisable at an average price of $0.55 maturing at various dates until October 26, 2005

2.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the second quarter and year to date, which amounted to which amounted to 302,262,469 and 301,687,378 respectively.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2005.

3.

Other Expense (Income)

Included in other expenses (income) are unrealized exchange translation losses of $695,000 (2004 - loss of $334,000, 2003 – gain of $304,000) and an amortization charge of $488,000. The amortization charge relates mainly to Barbrook, where increasing production levels lead to increasing amortization charges in terms of the accounting policies detailed under “Mineral Properties’ on page 13 above. Prior to the current fiscal year, due to the low tonnages processed by Barbrook amortization was only calculated at the end of the year. Amortization is now calculated for all of Caledonia’s capital assets and mineral properties on a quarterly basis.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(In thousands of Canadian Dollars)

(Unaudited)

                                                                                                                              For the six months ended June 30, 2005

4.

Supplemental Cash Flow Information

Items not involving cash are as follows:

	2005	2004	2003
Accretion asset retirement obligation	0	4	8
Non-controlling interest	-	(13)	-
Amortization	488
Other	30	99	18
	518	90	26

The net changes in non-cash working capital balances for continuing operations are as follows:

	2005	2004	2003
Accounts payable	189	(229)	(218)
Accounts receivable	(283)	31	(50)
Inventories	(330)	86	-
Prepaid expenses	182	124	(9)
	(242)	12	(277)

Certain statements included herein are “forward-looking statements”.  Management cautions that forward- looking statements are not guarantees, and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programmes, or the financial condition of the Corporation, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Corporation with the various regulatory authorities having jurisdiction

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

Unit 9, 2145 Dunwin Drive

40 King Street West

Mississauga, Ontario

Toronto, Ontario M5H 3Y4 Canada

L5L 4L9 Canada

Tel:  (1) (905) 607 7543

Tupper, Jonsson & Yeadon

Fax: (1) (905) 607 9806

1710-1177 West Hastings Street

Vancouver, British Columbia

South Africa

V6E 2L3 Canada

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

AUDITORS

Johannesburg 2000

BDO Dunwoody LLP

South Africa

Chartered Accountants

Tel:  (27) (11) 447 2499

Suite 3200, 200 Bay Street

Fax: (27) (11) 447 2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 420 120 Adelaide Street West

Tel:  (260) (1) 29 1574

Toronto, Ontario M5H 4C3 Canada

Fax: (260) (1) 29 2154

Tel:  (1) (416) 361 0152

Fax: (1) (416) 361 0470

SHARES LISTED

The Toronto Stock Exchange Symbol “CAL”

BANKERS

NASDAQ OTC BB Symbol "CALVF"

Canadian Imperial Bank of Commerce

London Stock Exchange’s AIM Symbol “CMCL”

6266 Dixie Road

Mississauga, Ontario

CAPITALIZATION at June30, 2005

L5T 1A7 Canada

Authorised: Unlimited

Shares, Warrants and Options Issued:

NOMINATED ADVISOR & BROKER

Common Shares: 336,001,174

Seymour Pierce Limited

Warrants: 27,232,909

Bucklersbury House

Options: 16,498,000

3 Queen Victoria Street

London EC4N 8EL, England

Web Site: http://www.caledoniamining.com

Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario

Canada L5L 4L9

Tel: (1) (905) 607 7543

Fax: (1) (905) 607 9806

info@caledoniamining.com